Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-261365
August 2, 2022

FAT BRANDS
FRESH. AUTHENTIC. TASTY.

INVESTOR PRESENTATION

AUGUST 2022

FATBURGER
Buffalo's WORLD FAMOUS WINGS
HURRICANE GRILL & WINGS
Johnny Rockets
ROUND TABLE PIZZA ROYALTY
ELEVATION BURGER
HOT DOG ON A STICK
TWIN PEAKS
YALLA
PRETZELMAKER
Marble SLAB CREAMERY
native grill & wings
PONDEROSA STEAKHOUSE
BONANZA STEAKHOUSE
FAZOLI'S
GREAT AMERICAN cookies


GREAT AMERICAN
ROUND TABLE
PIZZA ROYALTY
WITH A TWIST!

LEGAL DISCLAIMER

Free Writing Prospectus

This presentation highlights basic information about us and the proposed offering. Because it is a summary, it does not contain all of the information that you should consider before investing. We have filed a registration statement (including a prospectus supplement and the accompanying prospectus) with the SEC for the offering to which this presentation relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering. You may access these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. The preliminary prospectus supplement is available on the SEC Web site at http://www. sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact ThinkEquity, Prospectus Department, 17 State Street, 41st Floor, New York, New York 10004, telephone: (877) 436-3673 or e-mail: prospectus@think-equity.com. This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering will only be made by means of a prospectus supplement and related base prospectus.

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to the ability of the Company to open new stores under development, the future financial performance and growth of the Company following the acquisition of Twin Peaks, and the Company's ability to conduct future accretive and successful acquisitions. Forward-looking statements reflect the Company's expectations concerning the future and are subject to significant business, economic and competitive risks, uncertainties and contingencies including, but not limited to, the Company's ability to successfully integrate and exploit the synergies of the acquisition of Twin Peaks, the Company's ability to grow and expand revenues and earnings following the acquisition, and uncertainties surrounding the severity, duration and effects of the COVID-19 pandemic. These risks, uncertainties and contingencies are difficult to predict and beyond our control and could cause our actual results to differ materially from those expressed or implied in such forward-looking statements. We refer you to the documents we file from time to time with the Securities and Exchange Commission, such as our reports on Form 10-K, Form 10-Q and Form 8-K, for a discussion of these and other risks and uncertainties that could cause our actual results to differ materially from our current expectations and from the forward-looking statements contained in this press release. We undertake no obligation to update any forward-looking statement to reflect events or circumstances occurring after the date of this press release.

COMPANY

OVERVIEW


Johnny ROCKETS

FAT BRANDS IS A GLOBAL RESTAURANT FRANCHISING COMPANY

FAT Brands Inc. ("FAT Brands", or the "Company") is a leading multi-brand restaurant franchising company

- Public company (NASDAQ: FAT) that develops, acquires and markets quick-service, fast casual, casual dining and polished casual dining restaurant concepts
- Strategic focus on generating revenue through franchise fees and royalty streams via an asset-light model


Global Restaurant Franchising Company


Asset-Light Business Model


Growth Driven by Organic Measures and Synergistic Acquisitions


Proven History of Acquiring & Integrating Brands onto FAT Platform


Opportunities to Eliminate Overhead by Consolidating Acquisitions onto FAT Platform


Significant Management Team Depth and Expertise

PREFERRED STOCK TERMS

Securities Offered:	8.25% Series B Cumulative Preferred Stock ("Series B Preferred Stock")
Dividend Rate:	8.25% per annum on the $25.00 per share liquidation preference (equivalent to $2.0625 per annum per share), when and if declared
Dividend Payment Date:	Monthly, no later than 20 days following the end of each calendar month
Liquidation Preference:	$25.00 per share of Series B Preferred Stock
Mandatory Redemption:	Upon a change of control at $25.00 per share, plus any accumulated accrued and unpaid dividends
Optional Redemption:	The Company may redeem the Series B Preferred Stock, in whole at any time or from time to time in part, at the option of the Company, for cash, at the following redemption price per share in each year from the initial issuance date (July 16, 2020): Year 1: $27.50 per share / Year 2: $27.00 per share / Year 3: $26.50 per share / Year 4: $26.00 per share / Year 5: $25.50 per share / Year 6 and beyond: $25.00 per share
Voting Rights:	Non-voting, except as required by law. If the Company fails to make a cash dividend payment with respect to eighteen (18) or more consecutive or non-consecutive monthly dividends, the holders of the Series B Preferred Stock will be entitled to vote for the election of two additional directors
Nasdaq Symbol:	FATBP

Q2 2022 PLATFORM SNAPSHOT

FAT Brands Portfolio of Restaurants Continues to Expand and Has Global Reach

17
Brands

2,354
Worldwide Locations

40
Countries

48
U.S. States

95%
Franchised Locations

80%
Domestic Locations

762
Franchise Partners

327
Multi-Unit Franchise Partners

900+ Unit
Development Pipeline



FRESH. AUTHENTIC. TASTY.

Existing FAT Brands locations

DIVERSIFIED PORTFOLIO OF RESTAURANT CONCEPTS

QSR

ROUND TABLE PIZZA ROYALTY
FAZOLI'S
PRETZELMAKER
Marble SLAB CREAMERY
GREAT AMERICAN cookies
HOT DOG ON A STICK

Fast Casual

FATBURGER
Johnny Rockets
ELEVATION BURGER
YALLA

Polished Casual

TWIN PEAKS

Casual Dining

HURRICANE GRILL & WINGS
Buffalo's
native grill & wings
BONANZA STEAKHOUSE
PONDEROSA STEAKHOUSE

Q2 2022 Unit Count


414
366
363
297
218
216
192
90
50
40
37
34
23
14
ROUND TABLE
GREAT AMERICAN cookies
Marble SLAB CREAMERY
Johnny Rockets
PRETZELMAKER
FAZOLI'S
TWIN PEAKS
HURRICANE GRILL & WINGS
BONANZA
PONDEROSA
native

PLATFORM BUILT FOR GROWTH

FAT Brands has developed a robust management and systems platform that supports the expansion of its existing brands while enabling the accretive acquisition and efficient integration of additional restaurant concepts



Public Relations
Staff Training
Site Selection
Digital & Media Strategy
Marketing & Advertising
Financial Planning
Supply Chain
Restaurant Design

Scalable platform affords FAT Brands the opportunity to synergistically incorporate new concepts with minimal incremental corporate overhead costs

PRUDENT ACQUISITION STRATEGY

Disciplined and selective approach to evaluate potential targets with a focus on brands with a proven track record of long-term, sustainable and profitable operating performance

- Fund acquisitions with a combination of cash-on-hand, proceeds from securitization vehicles and the equity capital markets

Tuck-In Acquisitions	Standalone High-Growth Acquisitions
• Similar to existing concept or category in the FAT portfolio • Leverage existing FAT infrastructure to realize cost synergies by eliminating redundant overhead • Franchise partners benefit from FAT's purchasing power	• High growth concepts with strong development pipelines • Management team remains in place to ensure continued success • Twin Peaks and Fazoli's have a combined pipeline of nearly 200 units to be built

Q2 2022

HIGHLIGHTS


FATBURGER

FAT BRANDS

Q2 2022 HIGHLIGHTS


284% Sales Growth (1)
Q2 2022 v Q2 2021
System-Wide


5.6% SSS Growth (2)
Q2 2022 v Q2 2021
System-Wide


$553.4mm
System-Wide Sales
Q2 2022


26 New Store Openings
Q2 2022 (3)


$102.8mm Total Revenue
Q2 2022


$29.5mm Adj. EBITDA (4)
Q2 2022

(1) System-wide sales growth reflects the percentage change in sales in any given fiscal period compared to the prior fiscal period for all stores in that brand only when the brand is owned by FAT Brands. Because of acquisitions, new store openings and store closures, the stores open throughout both fiscal periods being compared may be different from period to period.

(2) Same-store sales growth reflects the change in year-over-year sales for the comparable store base, which we define as the number of stores open and in the FAT Brands system for at least one full fiscal year. For stores that were temporarily closed, sales in the current and prior period are adjusted accordingly. Given our focused marketing efforts and public excitement surrounding each opening, new stores often experience an initial start-up period with considerably higher than average sales volumes, which subsequently decrease to stabilized levels after three to six months. Additionally, when we acquire a brand, it may take several months to integrate fully each location of said brand into the FAT Brands platform. Thus, we do not include stores in the comparable base until they have been open and in the FAT Brands system for at least one full fiscal year. For 2022, the comparable store base does not include concepts acquired during fiscal 2021.

(3) New store openings reflects the number of stores opened during a particular reporting period. The total number of new stores per reporting period and the timing of store openings has, and will continue to have, an impact on our results.

(4) EBITDA is defined as earnings before interest, taxes, depreciation and amortization. We use the term EBITDA, as opposed to income from operations, as it is widely used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate to business performance. EBITDA is not a measure of our financial performance or liquidity that is determined in accordance with generally accepted accounting principles ("GAAP"), and should not be considered as an alternative to net income (loss) as a measure of financial performance or cash flows from operations as measures of liquidity, or any other performance measure derived in accordance with GAAP. Adjusted EBITDA is defined as EBITDA (as defined above), excluding expenses related to acquisitions, refranchising gain or losses, impairment charges, and certain non-recurring or non-cash items that the Company does not believe directly reflect its core operations and may not be indicative of the Company's recurring business operations. A reconciliation of net income presented in accordance with GAAP to EBITDA and adjusted EBITDA is set forth in the Appendix.

YTD Q2 2022 HIGHLIGHTS


314% Sales Growth (1)
YTD Q2 2022 v YTD Q2 2021
System-Wide


10.2% SSS Growth (2)
YTD Q2 2022 v YTD Q2 2021
System-Wide


$1,069.5mm
System-Wide Sales
YTD Q2 2022


62 New Store Openings
YTD 2022 (3)


$200.2mm Total Revenue
YTD Q2 2022


$44.6mm Adj. EBITDA (4)
YTD Q2 2022

(1) System-wide sales growth reflects the percentage change in sales in any given fiscal period compared to the prior fiscal period for all stores in that brand only when the brand is owned by FAT Brands. Because of acquisitions, new store openings and store closures, the stores open throughout both fiscal periods being compared may be different from period to period.

(2) Same-store sales growth reflects the change in year-over-year sales for the comparable store base, which we define as the number of stores open and in the FAT Brands system for at least one full fiscal year. For stores that were temporarily closed, sales in the current and prior period are adjusted accordingly. Given our focused marketing efforts and public excitement surrounding each opening, new stores often experience an initial start-up period with considerably higher than average sales volumes, which subsequently decrease to stabilized levels after three to six months. Additionally, when we acquire a brand, it may take several months to integrate fully each location of said brand into the FAT Brands platform. Thus, we do not include stores in the comparable base until they have been open and in the FAT Brands system for at least one full fiscal year. For 2022, the comparable store base does not include concepts acquired during fiscal 2021.

(3) New store openings reflects the number of stores opened during a particular reporting period. The total number of new stores per reporting period and the timing of store openings has, and will continue to have, an impact on our results.

(4) EBITDA is defined as earnings before interest, taxes, depreciation and amortization. We use the term EBITDA, as opposed to income from operations, as it is widely used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate to business performance. EBITDA is not a measure of our financial performance or liquidity that is determined in accordance with generally accepted accounting principles ("GAAP"), and should not be considered as an alternative to net income (loss) as a measure of financial performance or cash flows from operations as measures of liquidity, or any other performance measure derived in accordance with GAAP. Adjusted EBITDA is defined as EBITDA (as defined above), excluding expenses related to acquisitions, refranchising gain or losses, impairment charges, and certain non-recurring or non-cash items that the Company does not believe directly reflect its core operations and may not be indicative of the Company's recurring business operations. A reconciliation of net income presented in accordance with GAAP to EBITDA and adjusted EBITDA is set forth in the Appendix.

CONTINUED QUARTERLY IMPROVEMENTS

Royalties


$4.9mm
$6.2mm
$13.7mm
$17.9mm
$20.9mm
$21.7mm
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Q2 2022

Revenue


$6.6mm
$8.3mm
$29.8mm
$74.2mm
$97.4mm
$102.8mm
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Q2 2022

Systemwide Sales


$114.5mm
$144.0mm
$349.8mm
$436.0mm
$504.9mm
$553.4mm
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Q2 2022

Adj. EBITDA (1)


$1.1mm
$2.1mm
$7.2mm
$10.4mm
$15.1mm
$29.5mm
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Q2 2022

(1) EBITDA is defined as earnings before interest, taxes, depreciation and amortization. We use the term EBITDA, as opposed to income from operations, as it is widely used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate to business performance. EBITDA is not a measure of our financial performance or liquidity that is determined in accordance with generally accepted accounting principles ("GAAP"), and should not be considered as an alternative to net income (loss) as a measure of financial performance or cash flows from operations as measures of liquidity, or any other performance measure derived in accordance with GAAP. Adjusted EBITDA is defined as EBITDA (as defined above), excluding expenses related to acquisitions, refranchising gain or losses, impairment charges, and certain non-recurring or non-cash items that the Company does not believe directly reflect its core operations and may not be indicative of the Company's recurring business operations. A reconciliation of net income presented in accordance with GAAP to EBITDA and adjusted EBITDA is set forth in the Appendix.

AVERAGE WEEKLY SALES IMPROVEMENTS

Average weekly sales in 2022 have continued to outperform over the same period in 2019 and 2021 (1)



Average Weekly Sales (1)
$16,681
$15,915
$18,851
$17,624
$18,950
$20,499
$17,506
$19,378
$16,678
$18,886
Q1
Q2
Q3
Q4
2019 AWS
2021 AWS
2022 AWS

(1) Represents average weekly sales for locations that report sales on a weekly basis for all brands currently in the FAT portfolio, assuming brands were owned for the full historical period.

2022 STRATEGIC FOCUS


Organically Grow 900+
New Store Pipeline and
Attract New Franchisees


Rate & Re-Issue
Securitized Debt
=
Substantial Savings


Grow Factory
Production to Utilize
~70% Excess Capacity


Continue to Integrate
2021 Acquisitions and
Realize Synergies


Redeem $135mm of
8.25% Series B
Preferred Stock


Realize Purchasing
Savings from ~$600mm
in Purchasing Power

EXPERIENCED MANAGEMENT TEAM

Management Team

Andrew Wiederhorn | President, CEO & Director
Fog Cutter Capital, Founder of FAT Brands

Ken J. Kuick | Chief Financial Officer
Noodles & Company, VICI Properties, Caesars Entertainment

Thayer Wiederhorn | Chief Operating Officer
10+ years w/ Fog Cutter Capital and Fatburger

Rob Rosen | EVP Capital Markets
Kodiak Financial Group, Black Diamond Capital Management

Allen Sussman | EVP & General Counsel
Partner Loeb & Loeb LLP

Taylor Wiederhorn | Chief Development Officer
10+ years w/ Fog Cutter Capital and Fatburger

Jenn Johnston | President QSR Division
Global Franchise Group, NexCen Franchise Management

Michael G. Chachula | Chief Information Officer
The Coffee Bean & Tea Leaf, IHOP

Joe Hummel | CEO Twin Peaks
Twin Peaks, La Cima Restaurants, Hooters, Naturally Fresh

Jacob Berchtold | President & COO Fast Casual Division
15+ years w/ Fatburger

Gregg Nettleton | President & COO Casual Dining Division
GBS Enterprises, Black Angus Steakhouses, IHOP

Mark Avery | Managing Director Supply Chain
Applebee's, Burger King, Yum! Brands, McDonald's

Mason Wiederhorn | Chief Brand Officer
10+ years w/ Fog Cutter Capital and Fatburger

Justin Nedelman | Chief Real Estate Officer
Eureka! Restaurant Group, Fillmore Street Investments LP

Doug Bostick | President Fazoli's
20+ years w/ Fazoli's, Wendy's, Dairy Queen

Raphael Tomlin | Chief Supply Chain Officer QSR Division
Global Franchise Group, Country Home Bakers, Mission Foods

Don Berchtold | EVP & Chief Concept Officer
20+ years w/ Fog Cutter Capital

Ron Roe | SVP Finance
Fog Cutter Capital, Piper Jaffray

Board of Directors

James Neuhauser, CFA | Executive Chairman of the Board
Stifel Nicolas & Co, Turtlerock Capital, Exec Committee FBR & Co, Trident Financial

Edward Rensi | Vice Chairman of the Board
Former President & CEO McDonald's USA, CEO Famous Dave's of America

Kenneth J. Anderson | Director & Chair of Audit Committee
Cedar Tree Capital, Aspiriant, Co-Founder Quintile Wealth Management, Arthur Anderson

Squire Junger, CPA | Director
Co-Founder Insight Consulting, Former Partner Arthur Anderson

Amy V. Forrestal | Director
Brookwood Associates, NationsBanc Montgomery Securities, Bank of America Securities

Lynne Collier | Director
ICR, Canaccord Genuity, Loop Capital

Andrew Wiederhorn | President, CEO & Director
Fog Cutter Capital, Founder of FAT Brands

SUMMARY OF INVESTMENT HIGHLIGHTS


Global Restaurant Franchising Company


Asset-Light Business Model


Growth Driven by Organic Measures & Synergistic Acquisitions


Opportunities to Eliminate Overhead by Consolidating Brands onto FAT Platform


Proven History of Acquiring and Integrating Brands onto FAT Platform


Significant Management Team Depth and Expertise

APPENDIX



FAT BRANDS

DEFINITIONS

"EBITDA," a non-GAAP measure, defined as earnings before interest, taxes, depreciation and amortization. We use the term EBITDA, as opposed to income from operations, as it is widely used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate to business performance. EBITDA is not a measure of our financial performance or liquidity that is determined in accordance with generally accepted accounting principles ("GAAP") and should not be considered as an alternative to net income (loss) as a measure of financial performance or cash flows from operations as measures of liquidity, or any other performance measure derived in accordance with GAAP. A reconciliation of net income presented in accordance with GAAP to EBITDA and adjusted EBITDA is set forth in the Appendix.

"Adjusted EBITDA," a non-GAAP measure, defined as EBITDA (as defined above), excluding expenses related to acquisitions, refranchising gain or losses, impairment charges, and certain non-recurring or non-cash items that the Company does not believe directly reflect its core operations and may not be indicative of the Company's recurring business operations. A reconciliation of net income presented in accordance with GAAP to EBITDA and adjusted EBITDA is set forth in the Appendix.

"Adjusted net loss," a non-GAAP measure, defined as net loss plus the impact of adjustments and the tax effects of such adjustments. Adjusted net loss is presented because we believe it helps convey supplemental information to investors regarding our performance, excluding the impact of special items that affect the comparability of results in past quarters to expected results in future quarters. Adjusted net loss as presented may not be comparable to other similarly titled measures of other companies, and our presentation of adjusted net loss should not be construed as an inference that our future results will be unaffected by excluded or unusual items. Our management uses this non-GAAP financial measure to analyze changes in our underlying business from quarter to quarter based on comparable financial results. Reconciliations of net loss attributable to FAT Brands Inc. presented in accordance with GAAP to EBITDA, adjusted EBITDA and adjusted net loss are set forth in the Appendix.

"Same-store sales growth" or "SSS" a non-GAAP measure, reflects the change in year-over-year sales for the comparable store base, which we define as the number of stores open and in the FAT Brands system for at least one full fiscal year. For stores that were temporarily closed, sales in the current and prior period are adjusted accordingly. Given our focused marketing efforts and public excitement surrounding each opening, new stores often experience an initial start-up period with considerably higher than average sales volumes, which subsequently decrease to stabilized levels after three to six months. Additionally, when we acquire a brand, it may take several months to integrate fully each location of said brand into the FAT Brands platform. Thus, we do not include stores in the comparable base until they have been open and in the FAT Brands system for at least one full fiscal year. For 2022, the comparable store base does not include concepts acquired during fiscal 2021.

"System-wide sales growth," a non-GAAP measure, reflects the percentage change in sales in any given fiscal period compared to the prior fiscal period for all stores in that brand only when the brand is owned by FAT Brands. Because of acquisitions, new store openings and store closures, the stores open throughout both fiscal periods being compared may be different from period to period.

EQUITY CAPITALIZATION [1]

	Shares	Liquidation Preference	WAEP
Series B Preferred Stock:	9,158,109	$228,952,725	N/A
Common Stock: [2]	15,131,597 (A) 1,270,805 (B)	N/A	N/A
Options: [1]	2,610,936	N/A	$10.51
Warrants: [1]	1,685,820	N/A	$4.54

(1) As of June 26, 2022
(2) Excludes 545,295 shares of Common Stock issuable upon conversion of a convertible subordinated promissory note issued to the sellers of Elevation Burger, which conversion right is exercisable at $12.00 per share and is subject to certain adjustments and restrictions

CONSOLIDATED STATEMENT OF OPERATIONS

FAT Brands Inc. Consolidated Statements of Operations

	Thirteen Weeks Ended		Twenty-Six Weeks Ended	
	June 26, 2022	June 27, 2021	June 26, 2022	June 27, 2021
Revenue				
Royalties	$ 21,665	$ 6,161	$ 42,563	$ 11,057
Restaurant sales	60,044	234	118,121	234
Advertising fees	9,568	1,370	18,929	2,560
Factory revenues	8,570	—	16,749	—
Franchise fees	1,295	482	2,009	1,022
Management fees and other income	1,643	35	1,817	58
Total revenue	102,785	8,282	200,188	14,931
Costs and expenses				
General and administrative expense	20,841	5,097	45,437	9,624
Cost of restaurant and factory revenues	49,846	244	104,644	244
Depreciation and amortization	6,711	386	13,181	784
Refranchising loss (gain)	453	(856)	1,001	(429)
Acquisition costs	135	917	383	932
Advertising fees	11,596	1,367	21,853	2,560
Total costs and expenses	89,582	7,155	186,499	13,715
Income from operations	13,203	1,127	13,689	1,216
Other (expense) income, net				
Interest expense	(18,998)	(2,406)	(38,026)	(4,866)
Interest expense related to preferred shares	(4,715)	(264)	(6,714)	(552)
Net loss on extinguishment of debt	—	(6,405)	—	(6,405)
Other income, net	2,071	25	3,381	123
Total other (expense) income, net	(21,642)	(9,050)	(41,359)	(11,700)
Loss before income tax expense	(8,439)	(7,923)	(27,670)	(10,484)
Income tax (benefit) provision	(251)	(1,992)	4,273	(2,121)
Net loss	(8,188)	(5,931)	$ (31,943)	(8,363)
Less: Net loss attributable to noncontrolling interest	—	(5)	—	(5)
Net loss attributable to FAT Brands Inc.	$ (8,188)	$ (5,926)	$ (31,943)	$ (8,358)
Basic and diluted loss per common share	$ (0.50)	$ (0.48)	$ (1.95)	$ (0.69)
Basic and diluted weighted average shares outstanding	16,405,108	12,275,370	16,396,896	12,122,938
Cash dividends declared per common share	$ 0.13	$ 0.13	$ 0.26	$ 0.26

CONSOLIDATED BALANCE SHEET

FAT Brands Inc. Consolidated Balance Sheet as of June 26, 2022

(in thousands)		**June 26, 2022**
Cash and restricted cash	$	38,898
Total assets	$	1,232,492
Total liabilities	$	1,293,615
Total stockholders' equity	$	(61,123)

CONSOLIDATED EBITDA & ADJ. EBITDA RECONCILIATION

FAT Brands Inc. Consolidated EBITDA and Adjusted EBITDAReconciliation

	Thirteen Weeks Ended		Twenty-Six Weeks Ended	
(in thousands)	June 26, 2022	June 27, 2021	June 26, 2022	June 27, 2021
Net loss	$ (8,188)	$ (5,926)	$ (31,943)	$ (8,358)
Interest expense, net	23,713	2,670	44,740	5,418
Income tax (benefit) provision	(251)	(1,992)	4,273	(2,121)
Depreciation and amortization expense	6,711	386	13,181	784
EBITDA	21,985	(4,862)	30,251	(4,277)
Provision for bad debts	239	23	423	23
Share-based compensation expenses	1,934	193	4,046	230
Non-cash lease expenses	457	271	741	312
Acquisition costs	134	917	383	932
Refranchising loss	453	(856)	1,001	(429)
Litigation costs	4,308	—	7,264	—
Severance	—	—	526	—
Net loss on extinguishment of debt	—	6,405	—	6,405
Net loss related to advertising fund deficit	—	—	10	—
Adjusted EBITDA	$ 29,510	$ 2,091	$ 44,645	$ 3,196

ADJUSTED NET LOSS RECONCILIATION

FAT Brands Inc. Adjusted Net Loss Reconciliation

(in thousands, except share and per share data)	Thirteen Weeks Ended June 26, 2022	Thirteen Weeks Ended June 27, 2021	Twenty-Six Weeks Ended June 26, 2022	Twenty-Six Weeks Ended June 27, 2021
Net loss	$ (8,188)	$ (5,926)	$ (31,943)	$ (8,358)
Refranchising loss	453	(856)	1,001	(429)
Acquisition costs	134	917	383	932
Litigation costs	4,308	—	7,264	—
Severance	—	—	526	—
Net loss on extinguishment of debt	—	6,405	—	6,405
Tax adjustments, net	146	(1,626)	(1,417)	(1,398)
Adjusted net loss	$ (3,147)	$ (1,086)	$ (24,186)	$ (2,848)
Loss per basic and diluted share	$ (0.50)	$ (0.48)	$ (1.95)	$ (0.69)
Adjusted loss per basic and diluted share	$ (0.19)	$ (0.09)	$ (1.48)	$ (0.23)
Weighted average basic and diluted shares outstanding	16,405,108	12,275,370	16,396,896	12,122,938

(1) Reflects the tax impact of the adjustments using the effective tax rate for the respective periods

CONTACT

INVESTOR RELATIONS:

ICR
MICHELLE MICHALSKI
IR-FATBRANDS@ICRINC.COM
646-277-1224

MEDIA RELATIONS:

FAT BRANDS
ERIN MANDZIK
EMANDZIK@FATBRANDS.COM
860-212-6509